Exhibit 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2020 AND 2019

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in Canadian Dollars)

		October 31,	(Audited) July 31,
	Note	2020	2020
Assets

Current assets
Cash		$103,864	$206,529
Amounts receivable and other assets	3	25,183	12,029
		129,047	218,558
Non-current assets Mineral property interests	4	1	1
Total assets		$129,048	$218,559

Liabilities and Shareholders' Equity

Current liabilities
Amounts payable and other liabilities	6	$21,636	$4,176
Due to related parties	7(a) &(b)	8,902	75,832
Total liabilities		30,538	80,008

Shareholders' equity
Share capital	5(a)	27,213,542	27,158,423
Reserves		592,011	592,011
Accumulated deficit		(27,707,043)	(27,611,883)
Total shareholders' equity		98,510	138,551

Total liabilities and shareholders' equity		$129,048	$218,559

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Trevor Thomas	/s/ Leonie Tomlinson

Trevor Thomas	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended October 31,
	Note	2020	2019
Expenses
Exploration and evaluation		$56,292	$–
Assays and analysis		1,990	–
Geological		11,200	–
Helicopter and fuel		29,520	–
Site activities		12,403	–
Travel and accommodation		1,179	–

		39,695	44,325
Administrative fees	7(a)	9,605	14,758
Insurance		7,995	8,805
IT Services		3,000	3,000
Legal, accounting and audit		9,312	7,500
Office and miscellaneous		322	4
Property investigation		–	–
Regulatory, trust and filing		9,461	9,782
Shareholder communications		–	476

Operating expenses		(95,987)	(44,325)
Interest income		470	317
Interest expense		–	(2,574)
Foreign exchange gain (loss)		357	(278)
Loss and comprehensive loss for the period		$(95,160)	$(46,860)

Basic (loss) per common share		$(0.00)	$(0.00)

Diluted (loss) per common share		$(0.00)	$(0.00)

Weighted average number of common shares outstanding (note 5(c))
Basic		26,351,690	10,041,411
Diluted		39,114,141	10,041,411

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars, except for share information)

	Share Capital			Reserves
	Note	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders' equity (deficiency)
Balance at August 1, 2019		10,041,411	$26,548,981	$592,011	$(30,136,646)	$(2,995,654)
Loss for the period		–	–	–	(46,860)	(46,860)
Balance at October 31, 2019		10,041,411	$26,548,981	$592,011	$(30,183,506)	$(3,042,514)

Balance at July 31, 2020		25,477,776	$27,158,423	$592,011	$(27,611,883)	$138,551
Shares issued through exercise of warrants	5(a)	1,200,000	60,000	–	–	60,000
Share issuance costs		–	(4,881)	–	–	(4,881)
Loss for the period		–	–	–	(95,160)	(95,160)
Balance at October 31, 2020		26,677,776	$27,213,542	$592,011	$(27,707,043)	$98,510

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Three months ended October 31,
	Note	2020	2019
Operating activities
(Loss) for the period		$(95,160)	$(46,860)
Adjusted for:
Interest income		(470)	(317)
Interest expense		–	2,574

Changes in working capital items:
Amounts receivable and other assets		(13,154)	(16,380)
Amounts payable and other liabilities		17,460	4,374
Due to related parties	7 (a) & 7(b)	(66,930)	(15,335)
Net cash used in operating activities		(158,254)	(71,944)

Investing activities
Interest received		470	317
Net cash provided by investing activities		470	317

Financing activities
Proceeds from exercise of warrants	5(a)	60,000	–
Share issuance costs		(4,881)	–
Net cash provided by financing activities		55,119	–

Increase (decrease) in cash		(102,665)	(71,627)
Cash, beginning of the year		206,529	72,373
Cash, end of the period		$103,864	$746

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

These condensed consolidated interim financial statements (the "Financial Statements") of the Company as at and for the three months ended October 31, 2020, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2020, the Company had an accumulated deficit of $27,707,043, and has a working capital of $98,509. The Company's continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge about COVID- 19 and additional actions which may be taken to contain it.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements.

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2020. Results for the period ended October 31, 2020, are not necessarily indicative of future results.

The Company’s Board of Directors authorized issuance of these Financial Statements on December 18, 2020.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At October 31, 2020 and July 31, 2020, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)
Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2020.

3.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	October 31, 2020	July 31, 2020
Sales tax receivable	$4,439	$4,820
Prepaid insurance	20,744	7,209
Total	$25,183	$12,029

4.
MINERAL PROPERTY INTERESTS

	October 31, 2020	July 31, 2020
Angel's Camp royalty	$1	$1

(a)
Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The royalty is recorded at a nominal amount of $1.

5.
CAPITAL AND RESERVES

(a)
Authorized share capital

At October 31, 2020 and October 31, 2019, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

On May 27, 2020, the Company completed the Share Split on the basis of two additional common shares for every common share outstanding prior to the Share Split.

On August 25, 2020, the Company issued 1,200,000 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $60,000.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)
Warrants

The continuity of the warrants during the period ended October 31, 2020 is as follows:

	Number of warrants	Weighted average exercise price ($)
Balance July 31, 2019	–	$–
Granted	–	–
Balance October 31, 2019	–	$–

Balance July 31, 2020	13,636,365	$0.05
Exercised	(1,200,000)	0.05
Balance October 31, 2020	$12,436,365 0.05

The outstanding warrants at October 31, 2020 are as follows:

Expiry Date	Price per share	Warrants
March 26, 2025	$0.05	12,436,365

(c)            Basic and Diluted Earnings (Loss)

	October 31, 2020	October 31, 2019
Weighted average common shares outstanding	26,351,689	10,041,411
Plus net incremental shares from assumed conversions:
Warrants	12,762,452	–
Diluted weighted average common shares outstanding	39,114,141	10,041,411

For the periods where the Company records earnings, the Company calculates diluted earnings per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the earnings, which would be anti-dilutive.

6.
AMOUNTS PAYABLE AND OTHER LIABILITIES

	October 31, 2020	July 31, 2020
Amounts payable	$21,636	$4,172,062

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.
RELATED PARTY BALANCES AND TRANSACTIONS

(a)
Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended October 31,
	2020	2019
Short-term employee benefits, including salaries	$3,025	$7,675

Short-term employee benefits include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company and the fees paid to the new Chief Financial Officer who is independent of HDSI appointed on August 15, 2020.

During the three months ended October 31, 2020, the Company incurred $2,500 for the fees to an entity controlled by the new Chief Financial Officer (October 31, 2019 - $NIL).

As at October 31, 2020, the balance payable to the new Chief Financial Officer was $2,100 (July 31, 2020 - $NIL). The balance was settled in November 2020.

(b)
Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, Former Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company. Third- party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended October 31,
	2020	2019
HDSI: Services received through management services agreement	$10,300	$14,758
HDSI: Reimbursement of third party expenses paid	1,640	3,480
Total	$11,940	$18,238

Outstanding balances were as follows:

	October 31, 2020	July 31, 2020
Balance payable to HDSI	$6,802	$75,832

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●
makes a cash payment of $180,207; and
●
issues 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000.

The cash payment of $180,207 was paid during the year ended July 31, 2018 and the shares were issued to HDSI during the year ended July 31, 2020, completing the settlement and resulting in a gain on settlement of debt of $2,779,882 for the fiscal year ended July 31, 2020.

(c)
Related Party Loan

In December 2018, the Company entered into a loan agreement with United Mineral Services Ltd. (the “Lender”), a company owned by a former director, pursuant to which the Lender advanced to the Company a principal sum of $100,000 with a six-month term, at an interest rate of 10% per annum calculated monthly and payable quarterly. The principal amount and related interest were repaid during the year ended July 31, 2020.

8.
OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in the USA.